May 17, 2011

Michelle Roberts

Senior Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Variable Trust, File Nos. 333-131820, 811-21853.

Dear Ms. Roberts:

On March 9, 2011, Northern Lights Variable Trust (the "Registrant"), on behalf of the Astor Long/Short ETF Portfolio (the "Portfolio"), a series of the Registrant, filed Post-Effective Amendment No. 27 to its registration statement under the Securities Act of 1933 on Form N-1A.  On April 8, 2011, you provided oral comments.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

GENERAL

1.

Comment.  Please acknowledge that the Registrant is aware of its XBRL reporting requirements and is aware of the penalties, including temporary loss of reliance on Rule 485(b), for failure to comply with these requirements.

Response.  The Registrant acknowledges its XBRL reporting requirements and the penalties for failure to comply.

2.

Comment.  Please confirm that any website links will be operative as of the effective date of the Portfolio and that the links will connect to the information they purport to provide.

Response.  The Registrant confirms that that any website links will be operative as of the effective date of the Portfolio and that the links will connect to the information they purport to provide.

3.

Comment.  Please confirm that any brackets and or blanks will be removed in the definitive Prospectus and Statement of Additional Information.

Response.  The Registrant confirms that any brackets and or blanks will be removed in the definitive Prospectus and Statement of Additional Information.

PROSPECTUS-SUMMARY SECTION

4.

Comment.  Under the table entitled Annual Portfolio Operating Expenses, please add footnote number 3 to the line item entitled Total Annual Portfolio Operating Expenses.

Response.  The requested footnote has been added.

5.

Comment.  Under the table entitled Annual Portfolio Operating Expenses, please move the first sentence of the footnote describing Acquired Fund Fees and Expenses to the text of the paragraph preceding the footnote.

Response.  The requested movement of the footnote to the body of the prospectus text.

6.

Comment.  Please confirm that the expense limitation agreement referred to in footnote 3 will be effective for at least 1 year following the effective date of the Portfolio.

Response.  The Registrant confirms that the expense limitation agreement referred to in footnote 3 will be effective for at least 1 year following the effective date of the Portfolio.

7.

Comment.  Under the disclosure entitled Portfolio Turnover, please add the following prior to the end of the paragraph "A higher portfolio turnover rate will indicate higher transaction costs."

Response.  The requested sentence has been added describing portfolio turnover.

8.

Comment.  Under the disclosure entitled Principal Investment Strategies, please add clarifying language to make clear that the Portfolio will not invest in ETFs that invest in ETFs, which would in effect impose three layers of fees on investors.

Response.  The principal investment strategy disclosure has been amended to clarify that the Portfolio will not invest in ETFs that invest in ETFs.

9.

Comment.  Under the disclosure entitled Principal Investment Strategies, please add disclosure to clarify that the adviser's "Astor Philosophy" applies to the selection of both long and short (via inverse ETFs) positions.

Response.  The requested disclosure has been added to clarify that the adviser's "Astor Philosophy" applies to the selection of both long and short (via inverse ETFs) positions.

10.

Comment.  Please confirm that the Portfolio will not sell short securities.

Response.  The Registrant confirms that the Portfolio will not sell short securities, but rather, will rely upon inverse ETFs to effectuate short selling-type investing.

11.

Comment.  Under the section entitled Purchase and Sale of Portfolio Shares, please include a cross reference to the variable contract prospectus for further information.

Response.  The requested addition of a cross reference to the variable contract prospectus has been made.

PROSPECTUS-STATUTORY SECTION

12.

Comment.  With respect to the Portfolio's 80% ETF investment policy, please confirm that were the Portfolio to discontinue this policy, it would change the Portfolio's name to remove ETF.

Response.  The Registrant confirms that were the Portfolio to discontinue its 80% ETF investment policy, it would change the Portfolio's name to remove ETF.

13.

Comment.  Under the section entitled Principal Investment Strategies, please clarify "style diversification" and "broader averages" as these terms unlikely to be readily recognized by investors.

Response.  The Registrant has added disclosure to clarify the meaning of "style diversification" and "broader averages" in the context of the Portfolio.

14.

Comment.  Under the section entitled How To Purchase And Redeem Shares, please consider defining "good order" and "proper form" and consider whether one phrase might suffice.

Response.  The Registrant has amended the reference to good order to include a description of good order and has replaced proper form with good order.

15.

Comment.  Under the section entitled, Frequent Purchases And Redemption Of Portfolio Shares, please add disclosure alerting investors that ETFs that hold foreign securities are at greater risk of market timing because of timing differences between hours of trading between U.S. and foreign exchanges.

Response.  The requested disclosure has been added alerting investors that ETFs that hold foreign securities are at greater risk of market timing because of timing differences between hours of trading between U.S. and foreign exchanges.

16.

Comment.  On the last page of the prospectus, please change the last 4 digits of the SEC Public Reference Section's zip code to 1520.

Response.  The requested amendment has been made.

STATEMENT OF ADDITIONAL INFORMATION

17.

Comment.  Under the section entitled The Portfolio, please specify that the Portfolio is diversified.

Response.  The requested amendment has been made to specify that the Portfolio is diversified.  Additionally, the Registrant notes that it believes that were the Fund non-diversified this would be a fundamental policy.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771